  Exhibit 99.1

BLOCK LISTING SIX MONTHLY RETURN

Date: May 10, 2024

Name of applicant:		INDIVIOR PLC
Name of scheme:		LONG-TERM INCENTIVE PLAN
Period of return:	From:	November 10, 2023	To:	May 9, 2024
Balance of unallotted securities under scheme(s) from previous return:		1,432,198 ORDINARY SHARES OF US$0.50
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,285,102 ORDINARY SHARES OF $0.50
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		147,096 ORDINARY SHARES OF US$0.50

Name of contact:	KATHRYN HUDSON
Telephone number of contact:	01753 423 940

Date: May 10, 2024

Name of applicant:		INDIVIOR PLC
Name of scheme:		UK SAVINGS RELATED SHARE OPTION PLAN
Period of return:	From:	November 10, 2023	To:	May 9, 2024
Balance of unallotted securities under scheme(s) from previous return:		36,407 ORDINARY SHARES OF US$0.50
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		36,407 ORDINARY SHARES OF US$0.50

Name of contact:	KATHRYN HUDSON
Telephone number of contact:	01753 423 940

Date: May 10, 2024

Name of applicant:		INDIVIOR PLC
Name of scheme:		U.S. EMPLOYEE STOCK PURCHASE PLAN
Period of return:	From:	November 10, 2023	To:	May 9, 2024
Balance of unallotted securities under scheme(s) from previous return:		552,974 ORDINARY SHARES OF US$0.50
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		70,405 ORDINARY SHARES OF US$0.50
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		482,569 ORDINARY SHARES OF US$0.50

Name of contact:	KATHRYN HUDSON
Telephone number of contact:	01753 423940

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.